October 19, 2006

By EDGAR

Kathleen Collins

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Room 4561

100 F Street, N.E.

Washington, D.C. 20549

RE:  Aracruz Celulose S.A. (File No. 001-11005)

Dear Ms. Collins:

We acknowledge receipt of the letter of supplemental comments from the Staff of the Securities and Exchange Commission, dated September 28, 2006, regarding our annual report on Form 20-F for the fiscal year ended December 31, 2005 (the “Annual Report”) and our previous correspondence dated August 31, 2006.  For your convenience, we have included the Staff’s comments below and have keyed our responses accordingly.

As noted below in our responses, we have supplied the request clarification or agreed to change or supplement the disclosures in our filings, as the case may be.  Our agreement to change or supplement the disclosures in our filings is undertaken to cooperate fully with the Staff  and to enhance the overall disclosure in our filings, and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

Form 20-F for the Fiscal Year Ended December 31, 2005

Report of Independent Registered Public Accounting Firm, page F-4

1.            We note your responses to our prior comment no. 2 and no. 3 where you indicate your intention to amend your Form 20-F for the fiscal year ended December 31, 2005. We further note that the amendment has not yet been filed.  Tell us when you plan to file the amendment. Please note that our review will remain open pending resolution of these and other comments.

We have filed the Form 20-F/A on today’s date.

Note I. Summary of significant accounting policies

(h) Property, Plant and equipment. page F-16

2.            We note your response to prior comment no. 4. As requested in our prior comment please explain whether you are calculating depletion on a stand by stand basis and what it means to compute depletion on a unit-of-production basis. In this regard is the Company computing depletion by stand based on the proportion of timber harvested during the year to total timber available for cutting or some other method.

As requested, we describe in further detail our depletion calculation. Our costs are accumulated for each stand based on costs incurred by area planted (block) using our Forest Information System. All trees in each such block are harvested  at the same time and, all the accumulated costs, as described in our letter of August 31, 2006, for the stand in that area are charged to depletion upon harvesting. This results in depletion  being charged for all units (trees) produced (harvested). Accordingly, in practice depletion is being charged on a stand by stand basis for each area planted, which is not strictly a units-of-production method. Accordingly, we shall change our description of the depletion method in future filings to reflect our practice clearly. We propose to include the following disclosure in our summary of significant accounting policies note:

“Timber resources are stated at cost, less accumulated depletion.   Forest development and maintenance costs are capitalized. Depletion is determined on stand by stand basis, excluding from the amount to be depleted the portion of tree-development costs that benefits future harvests; such costs are capitalized and included in the cost of those harvests.”

Note 11 Stockholders’ equity. page F-27

3.            We note your response to our prior comment no. 9 where you have supplementally provided a very detailed description of the significant rights, terms and privileges associated with the different classes of stock. We further note that much of the information provided in our response has been omitted from the notes to your financial statements. Given the complexities in your equity structure in terms of rights and liquidation preferences, we believe this information would be useful to investors. In addition, paragraph 4 of SFAS 129 requires that such information be disclosed. Please advise.

The requested information has been included in the Form 20-F/A filed through EDGAR today.  Please see page 71 of the Form 20-F/A and Note 11 to the Consolidated Financial Statements.

Form 6-K Filed on January 18, 2006, Form filed On April 13. 2006 and Form 6-K Filed on July 10. 2006

4.            We note your response to our prior comment no. 15, including the added disclosure that you propose to include in future filings. We further note that the disclosure does not address “cash earnings per share” — a non-GAAP measure disclosed in previously filed Forms 6-K. Please advise.

Cash earnings is equal to net income adjusted for depreciation and depletion. The inclusion of cash earnings per share information in past Forms 6-K was to provide a measure of profitability against the stock price that could be compared to other companies in the sector, disregarding possible distortions generated by differences in the amount of depreciation and depletion, generally caused by different rates and different level of capital expenditures. Cash earnings per share was used for the last time in the fourth quarter of 2005. In the first and second quarters of 2006 we have included only a short reference to cash earnings per share. However, we advise the Staff that the Company decided to exclude such non-GAAP measure from its releases on a going-forward basis.

Form 6-K Filed July 10, 2006

5.            We note your response to our prior comment no. 16 and we reissue the comment. Revise the Form 6-K filed on July 10, 2006 to include a signed review report from the audit firm who performed the review.

The amended Form 6-K containing a signed review report from the audit firm who performed the review was submitted through EDGAR on October 11, 2006.

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We hereby acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at +55.11.3301.4122 if you have any questions about this response letter.

Very truly yours,
ARACRUZ CELULOSE S.A.

By	/s/ Murilo de Castro Percia
Name: Murilo de Castro Percia
Title: Controller